AM 11-8-2004

04019821

CM 11/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29375

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Securities of West Monroe, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 Regency Place, Suite C
(No. and Street)

West Monroe (City) LA (State) 71291 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
W. A. Mahaffey 318-325-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stagni & Company, LLC
(Name – *if individual, state last, first, middle name*)

139 B James Comeaux Rd. #812 (Address) Lafayette, (City) LA (State) 70508 (Zip Code)

PROCESSED
NOV 09 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 29 2004
WASH. D.C. 179

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8-11-08

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W. A. Mahaffey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Securities of West Monroe, Inc., as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

W. A. Mahaffey
Signature

President
Title

Nancy L. Shelley #53258
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

FINANCIAL STATEMENTS

FIRST SECURITIES OF WEST MONROE, INC.

FINANCIAL REPORT

SEPTEMBER 30, 2004

STAGNI & COMPANY, LLC

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
First Securities of West Monroe, Inc.
West Monroe, Louisiana

We have audited the accompanying balance sheets of First Securities of West Monroe, Inc., as of September 30, 2004 and 2003, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting estimates used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Securities of West Monroe, Inc., as of September 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Stagni & Company, LLC

Lafayette, Louisiana
October 21, 2004

207 Lafaye Avenue
Thibodaux, LA 70301
Phone (985) 447-7226
Fax (985) 446-3032

11 James Blvd., Suite 210
St. Rose, LA 70087
Phone (504) 468-2258
Fax (504) 464-1473

A Professional Service Organization
Members: AICPA • LCPA
EMAIL: stagni@stagni.com
INTERNET: http://www.stagni.com

FIRST SECURITIES OF WEST MONROE, INC.
BALANCE SHEETS

September 30, 2004 and 2003

		2004		2003
ASSETS				
Cash and cash equivalents (Note 1)	$	42,421	$	49,275
Other receivables		2,632		4,387
Trading securities (Notes 1 and 2)		43,079		38,042
Loans to stockholders (Note 4)		87,514		88,450
Other assets		220		220
	$	175,866	$	180,374
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities:				
Retirement contributions payable		3,426		3,689
Accrued expenses and other liabiities		2,350		2,102
	$	5,776	$	5,791
Stockholders' equity (Note 6):				
Common stock - no par value, 6,000 shares authorized, 2,015 shares issued and outstanding	$	149,561	$	149,561
Retained earnings		20,529		25,022
	$	170,090	$	174,583
	$	175,866	$	180,374

See Notes to Financial Statements.

FIRST SECURITIES OF WEST MONROE, INC.
STATEMENTS OF INCOME

Years Ended September 30, 2004 and 2003

	2004	2003
Commission revenue	$ 10,989	$ 8,178
Operating expenses:		
Brokerage fees	$ -	$ 272
Employee benefits	8,028	8,072
Exchange and registration fees	1,378	1,034
Insurance	-	150
Office	654	212
Professional fees	2,600	2,600
Rentals	4,815	4,630
Salaries	19,305	21,060
Taxes and licenses	587	54
Telephone and utilities	2,865	3,304
Travel	695	626
	$ 40,927	$ 42,014
Operating income (loss)	$ (29,938)	$ (33,836)
Nonoperating income:		
Interest and dividends	25,794	29,330
Income (loss) before taxes	$ (4,144)	$ (4,506)
Provision for income taxes	349	1,697
Net income (loss)	$ (4,493)	$ (6,203)

See Notes to Financial Statements.

FIRST SECURITIES OF WEST MONROE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended September 30, 2004 and 2003

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, October 1, 2002	$ 149,561	$ 31,225	$ 180,786
Net income (loss) for the year ended September 30, 2003	-	(6,203)	(6,203)
Balance, September 30, 2003	$ 149,561	$ 25,022	$ 174,583
Net income (loss) for the year ended September 30, 2004	-	(4,493)	(4,493)
Balance, September 30, 2004	$ 149,561	$ 20,529	$ 170,090

See Notes to Financial Statements.

FIRST SECURITIES OF WEST MONROE, INC.
STATEMENTS OF CASH FLOWS

Years Ended September 30, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (4,493)	$ (6,203)
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax (credits)	349	1,697
Unrealized gains on trading securities	(1,576)	(4,163)
Investment income included in net loss	(3,461)	(3,080)
(Increase) decrease in commissions receivable	-	-
(Increase) decrease in other receivables	1,755	(591)
Increase (decrease) in accounts payable	-	(2,727)
Increase (decrease) in retirement contributions payable	(263)	2
Increase (decrease) in accrued expenses	(101)	(1,346)
Net cash flows from operating activities	$ (7,790)	$ (16,411)
CASH FLOWS FROM INVESTING ACTIVITIES		
Repayment of shareholder loans	$ 936	$ 5,784
Additional shareholder loans	-	(8,601)
Investment income	3,461	3,080
Purchases of securities	(3,461)	(3,080)
Net cash flows from investing activities	$ 936	$ (2,817)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash flows from financing activities	$ -	$ -
Net increase (decrease) in cash and cash equivalents	$ (6,854)	$ (19,228)
Cash and cash equivalents, beginning	49,275	68,503
Cash and cash equivalents, ending	$ 42,421	$ 49,275

See Notes to Financial Statements.

FIRST SECURITIES OF WEST MONROE, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Summary of Significant Accounting Policies

Nature of operations:

First Securities of West Monroe, Inc., ("the Company") offers securities brokerage services. Transactions are executed through a clearinghouse. The Company's revenues are derived from commissions earned from transactions executed on behalf of its customers, within and without the State of Louisiana.

Use of estimates:

The Company's financial statements, prepared in conformity with generally accepted accounting principles, require the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting:

The Company's financial statements have been prepared on the accrual basis of accounting, whereby revenues are recognized when earned and expenses are recognized when the related liability is incurred.

Cash and cash equivalents:

The Company's policy is to include all highly liquid investments, having a maturity of three months or less from the date purchased (normally money market investments), as cash equivalents in the financial statements.

Investment securities:

Debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity securities, and are stated at cost, adjusted for amortization of premiums and accretion of discounts, which are reflected as adjustments to interest income on the straight line method. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of such securities sold, using the specific identification method.

Equity investments are classified as trading securities, and are stated at fair value, as of the balance sheet date. Gains and losses are reflected in the statements of income as adjustments to dividend income.

The Company does not maintain available-for-sale or held-to-maturity portfolios.

Income taxes:

Deferred taxes are provided to recognize the temporary differences between financial statement and taxable income. Temporary differences arise from unrealized gains and losses on trading securities, and accrual of pension contributions for financial statement purposes.

Note 2. Trading Securities

Trading securities consist of the Company's investment in Scudder High Income Class A Mutual Fund. At September 30, 2004 and 2003, the Company owned 7,919 and 7,274 shares, respectively, with a fair value of $5.44 and $5.23 per share at those dates.

Note 3. Income Taxes

Income taxes payable and deferred for the years ended September 30, 2004 and 2003 are as follows:

	2004	2003
Taxes currently payable (refundable)	$ -	$ -
Taxes deferred (credits)	349	1,697
Total expense (credits)	$ 349	$ 1,697

At September 30, 2004 and 2003, deferred tax (credits) assets of $(439) and $(90), respectively, have been recorded, which result from the unreversed temporary differences at the Company's effective tax rate. These amounts are included in accrued expenses and other liabilities. The Company made no income tax payments during 2004 and 2003. Net operating loss carryovers of $14,726 are available to offset future income taxes through 2021.

NOTES TO FINANCIAL STATEMENTS

Note 4. Related Party Transactions

The Company rents office furniture and equipment from a stockholder on a monthly basis. No annual rentals were paid to the stockholder for the years ended September 30, 2004 and 2003.

As of September 30, 2004 and 2003, $87,514 and $88,450, respectively, were due from stockholders for amounts advanced. The obligations are both interest bearing ($63,661 and $64,549, respectively, at 6%) and non-interest bearing ($23,853 and $23,901, respectively) and due on demand. These amounts are not expected to be repaid within the ensuing year. During the years ended September 30, 2004 and 2003, stockholders paid interest to the Company totaling $20,600 and $21,900, respectively, on such advances.

Note 5. Commitments and Contingent Liabilities

Retirement plans:

The Company has a noncontributory defined contribution simplified employee pension to which it contributes 15% of qualified compensation for persons employed as of December 31, 1984. Subsequent employees must meet minimum length of service requirements.

Pension costs for the years ended September 30, 2004 and 2003 are $2,896 and $3,159, respectively. All past service costs have been fully amortized.

Lease commitments:

The Company has entered into an operating lease for office space at an annual cost of $4,200.

NOTES TO FINANCIAL STATEMENTS

Note 6. Common Stock Options

The Company has authorized the sale to two employees a total of 1,600 common shares at an option price of $99 per share. The options expire in 2006. No options were exercised during the years ended September 30, 2004 or 2003. At September 30, 2004 and 2003, options available for exercise are 1,600 at $99 per share.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2004 and 2003, the Company had net capital of $75,976 and $77,890, which exceeded the required net capital by $45,976 and $47,890, respectively. The Company's net capital ratios were .076 to 1 and .074 to 1, respectively.

Note 8. Other Liability Information

As of September 30, 2004 and 2003, all SIPC assessments have been paid. There were no liabilities subordinated to claims of general creditors as of or during the years ended September 30, 2004 and 2003.

SUPPLEMENTARY INFORMATION

STAGNI & COMPANY, LLC

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

Board of Directors
First Securities of West Monroe, Inc.
West Monroe, Louisiana

We have audited the financial statements of First Securities of West Monroe, Inc., as of and for the years ended September 30, 2004 and 2003, and have issued our report thereon dated October 21, 2004. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 11 through 15 is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Stagni & Company, LLC

October 21, 2004
Lafayette, Louisiana

207 Lafaye Avenue
Thibodaux, LA 70301
Phone (985) 447-7226
Fax (985) 446-3032

11 James Blvd., Suite 210
St. Rose, LA 70087
Phone (504) 468-2258
Fax (504) 464-1473

A Professional Service Organization
Members: AICPA • LCPA
EMAIL: stagni@stagni.com
INTERNET: http://www.stagni.com

FIRST SECURITIES OF WEST MONROE, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

September 30, 2004

Part I

Total Assets		$ 175,866
Less: Total liabilities (exclusive of subordinated debt)		5,776
Net Worth (Total stockholders' equity)		$ 170,090
Additions to net worth		
Deferred tax provisions		$ -
Capital before deductions		$ 170,090
Deductions from and/or charges to Net Worth		
Total non-allowable assets	90,366	
Additional charges for customers and non-customers security accounts	-	
Additional charges for customers and non-customers commodity accounts	-	
Aged fail-to-deliver - number of items ____________	-	
less reserves of $ ____________	-	
Aged short security differences - number of items _________	-	
Secured demand note deficiency	-	
Commodity futures contracts and sopt commodities (proprietary - capital	-	
charges)	-	
Other deductions and/or charges	-	
Total deductions from and charges to Net Worth		90,366
Net Capital before haircutrs on securities positions		$ 79,724
Haircuts on securities:		
Contractual commitments	$ -	
Subordinated borrowings	-	
Trading and investment accounts:	-	
Bankers' acceptances, certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stocks and warrants	2,905	
Options	-	
Arbitrage	-	
Other securities	843	
Undue concentration	-	
Total haircuts on securities		3,748
Net Capital		$ 75,976

FIRST SECURITIES OF WEST MONROE, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

September 30, 2004

Part II

Minimum net capital requirement		$ 30,000	
Minimum net capital requirement of subsidiaries		-	
Total net capital requirement		$ 30,000	
Total A.I. liabilities from Statement of Financial Condition	$ 5,776		
Add:			
Drafts for immediate credit	-		
Market value of securities borrowed for which no equivalent value is paid or credited	-		
Other unrecorded amounts includable in A. I.	-		
Deduct: Adjustment based on Special Reserve Bank Account	-		
Total aggregate indebtedness		$ 5,776	
Ratio of aggregate indebtedness to net capital		7.60%	
Excess net capital at 1500% (deficiency)		$ -	
Excess net capital at 1000% (deficiency)		$ -	
Net capital in excess of minimum requirements		$ 45,976	
Equity as a percent of net worth		100%	

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part III

4% of aggregate debit items (or $10,000 if greater) as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation	$ -	
- reporting broker or dealer	-	
Capital requirement(s) of consolidated subsidiaries:		
Subsidiaries electing alternative method	-	
Other subsidiaries	-	
Total net capital requirement		$ -
Excess net capital		$ -
Net capital in excess of		
6% of aggregate debit items		$ -
7% of aggregate debit items		$ -

FIRST SECURITIES OF WEST MONROE, INC.

STATEMENT REGARDING COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

September 30, 2004

First Securities of West Monroe, Inc., qualifies under the exemptions from Rule 15c3-3, since the Company does not carry customers' accounts. As such, no computation for determination of the reserve requirements under such rule is required, nor do the possession or control requirements apply.

FIRST SECURITIES OF WEST MONROE, INC.

STATEMENT REGARDING RECONCILIATION OF NET CAPITAL UNDER SEC RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3 WITH BROKER FILINGS

September 30, 2004

There were no material differences regarding the computation of net capital under SEC Rule 15c3-1 as of September 30, 2004, as it appears in this report, and the filing made by First Securities of West Monroe, Inc. In regard to any differences in the determination of the reserve requirements under Exhibit A of Rule 15c3-3, such computation is not included in this report, nor was one filed by First Securities of West Monroe, Inc., since the Company does not carry customer accounts and is therefore exempt under Rule 15c3-3.

STAGNI & COMPANY, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
First Securities of West Monroe, Inc.
West Monroe, Louisiana

In planning and performing our audits of the financial statements of First Securities of West Monroe, Inc., for the years ended September 30, 2004 and 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by SEC Rule 17a-5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by First Securities of West Monroe, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control activities and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 1a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

207 Lafaye Avenue
Thibodaux, LA 70301
Phone (985) 447-7226
Fax (985) 446-3032

11 James Blvd., Suite 210
St. Rose, LA 70087
Phone (504) 468-2258
Fax (504) 464-1473

A Professional Service Organization
Members: AICPA • LCPA
EMAIL: stagni@stagni.com
INTERNET: http://www.stagni.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audits of the financial statements of First Securities of West Monroe, Inc., for the years ended September 30, 2004 and 2003, and this report does not affect our report thereon dated October 21, 2004.

There is inadequate segregation of duties within the Company, to such an extent that adequate internal control cannot be achieved. This condition is due to the limited number of personnel employed by the Company, and it would not be economically feasible to rectify the situation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 and 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Stagni & Company, LLC

October 21, 2004
Lafayette, Louisiana